

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces Date of the Annual Shareholders Meeting

April 1, 2019 - Vancouver, British Columbia — Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals" or "the Company") will hold the Company's 2019 Annual Meeting of the Shareholders ("AGM") on Wednesday May 22, 2019 at 10:00am Pacific Time at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia.

Shareholders as of the record date of March 25, 2019 ("Record Date") will be eligible to vote at the AGM. Meeting materials including the Company's Management Information Circular, will be available on the Company's website, on the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov., and mailed to all shareholders as of the Record Date on or after April 1, 2019.

All current directors will stand for re-election at the AGM with the exception of Mr. Gerald (Gerry) McConnell, Chairman of the Board of Directors and a director of the Company since it went public in 2012. The Board of Directors and Management of the Company would like to thank Mr. McConnell for his valuable contribution in establishing Trilogy Metals as a well-financed, premier North American mine development and exploration company and wish him success in his future endeavors. "I am very grateful to Gerry for his many years of dedicated service and for guiding me through the up and down cycles of our industry. His leadership has been collaborative, steady and strategic and has kept the Company on track as a well-financed organization building shareholder value by advancing our projects", said Rick Van Nieuwenhuyse, President and Chief Executive Officer.

The Company is also pleased to announce today that Mr. James (Jim) Gowans will stand for election as a director at the AGM. Mr. Gowans is an independent director for various companies. He was President and CEO of Arizona Mining Inc. from 2016 to 2018. Previously he was a Senior Advisor to the Chairman, Co-President and EVP and COO at Barrick Gold Corporation from 2014 to 2015. Mr. Gowans also has experience in Alaska, completing the feasibility study and then overseeing the design and construction of the Red Dog Mine. He then operated Red Dog for three years after commissioning. "Jim's Alaska experience and global perspective, and in particular his understanding of operations and M&A, will be invaluable as we advance our projects towards production and maximize the value of our company for shareholders", said Rick Van Nieuwenhuyse, President and CEO.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Elaine Sanders
President & Chief Financial Officer

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the Company's outlook and statements regarding the AGM and Mr. Gowans' contributions to the Company are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; timing of the feasibility study; anticipated exercise of warrants; funding by South32; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2018 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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